

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 5, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (814) 455-5379

William S. Short
President
Rent-Way, Inc.
One RentWay Place
Erie, Pennsylvania 16505

> **Re:** **Rent-Way, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 25, 2006**
> **File No. 000-22026**

Dear Mr. Short:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinion of the Financial Advisor, page 21
Selected Precedent Transaction Analysis, page 23

1. We note your response to comment 15 of our letter dated September 19, 2006, regarding the selection of transactions for the comparable specialty retail acquisition analysis. Please address the factors MCF "considered relevant" in selecting specialty retail mergers with transaction values between $250 million and $1 billion.

Discounted Cash Flow Analysis, page 24

2. The new disclosure in this section relating to the discount rate that MCF used seems to say that MCF increased the discount used in its analysis from the company's actual cost of capital to the cost of capital that MCF, in its experience, would expect to find with a company such as Rent-Way. It also appears that the effect of a higher assumed cost of capital is a lower implied share value. If true,

please disclose this and explain that if Rent-Way's actual (lower) cost of capital had been used, the implied range of values for its shares would have been higher.

3. We note the disclosure you have added in response to prior comment 22. The separate statement that shareholders "should not rely on the representations and warranties contained in the merger agreement as statements of factual information" still implies that the information is not public disclosure for purposes of the federal securities laws notwithstanding the subsequent sentence. Please delete this sentence or revise it to remove this implication.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John J. Zak (*via facsimile* 716-849-0349)
Hodgson Russ LLP
One M&T Plaza
Suite 2000
Buffalo, New York 14203